Rule 424(b)(5)
Registration No. 333-121067

PRICING SUPPLEMENT NO. 59 dated December 19, 2005

to Prospectus Supplement dated May 18, 2005

and Prospectus dated May 18, 2005

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series H

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PD73

ISIN:	US52517PD739

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$16,460,000

	Total	Per Note
Issue Price:	$13,517,339	82.123%
Agents’ Commission:	$57,610	0.350%
Proceeds to Lehman Brothers Holdings:	$13,459,789	81.773%

On the Issue Date, we may, without the consent of the holders of Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP, Common Code, and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

☒                        The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☐                        The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	December 19, 2005

Issue Date:	December 21, 2005

Stated Maturity Date:	December 20, 2009

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:

☒ Fixed Rate Note

Interest Rate per Annum:	0%

☐ Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☐ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
☐ Treasury Rate: Constant Maturity ☐ Yes ☐ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ Other:

Index Maturity:	Not applicable

Spread:	Not applicable

Spread Multiplier:	Not applicable

Maximum Rate:	Not applicable

Minimum Rate:	Not applicable

Interest Payment Dates:	Not applicable

Interest Determination Dates:	Not applicable

Interest Reset Dates:	Not applicable

Calculation Agent:	Not applicable

Optional Redemption:	Not applicable

Authorized Denominations:	$1,000 and whole multiples of $1,000

Form of Note:	☒	Book-entry only (global)	☐	Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Because the issue price of the Notes is less than the stated redemption price at maturity by more than a statutorily defined “de minimis” amount, the Notes will be treated as issued with original issue discount (“OID”).  For a discussion of the tax consequences of owning securities issued with OID, see “United States Federal Income Tax Consequences—Debt Securities—Original Issue Discount” in the Prospectus.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price.  After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

Lehman Brothers Holdings has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the Prospectus. Lehman Brothers Holdings will pay certain expenses, expected to be approximately $75,000, associated with the offer and sale of the Notes.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that they may make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings or an affiliate may enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.